Exhibit 99.2

Deloitte LLP
La Tour Deloitte 1190 Avenue des
Canadiens-de-Montréal
Suite 500
Montréal QC H3B 0M7
Canada
Tel: 514-393-7115
Fax: 514-390-4116 www.deloitte.ca

January 29, 2026

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor - BRP Inc. (the “Company”)

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated January 29, 2026 (the “Notice”) and based on our knowledge of such information at this time, we agree with statements 1 to 3, as they relate to Deloitte LLP, contained in the Notice.

Yours truly,

/s/ Deloitte LLP [1]

1 CPA auditor, public accountancy permit No. A144765